SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated June 22, 2006

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland
(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

Enclosures:

1.               Nokia stock exchange release dated June 22, 2006 and titled: Nokia and SANYO proposed new company will not proceed

2.               Nokia stock exchange release dated June 22, 2006 and titled: Nokia decides not to go forward with Sanyo CDMA partnership and plans broad restructuring of its CDMA business

PRESS RELEASE

June 22, 2006

Nokia and SANYO proposed new company will not proceed

Osaka, Japan and Espoo, Finland - Nokia and SANYO today announced that their intention to form a new jointly owned CDMA mobile device company will not proceed and discussions have ended.

Following the initial announcement on February 14th 2006, based on joint negotiations and extensive analysis, Nokia and SANYO concluded that it is more beneficial to pursue other options individually for their CDMA handset business.

SANYO and Nokia continue to value their long-standing relationship and will leverage this to meet customer and market expectations.

Nokia and SANYO will announce their future plans for their respective CDMA businesses in due course.

About SANYO

SANYO is a global consumer electronics giant, with a new vision - ‘Think GAIA’, which aims to create solutions for a sustainable Earth by synergizing SANYO’s core technologies, such as photovoltaic systems, rechargeable batteries, CO2 compressors, HEV battery systems as well as digital cameras, mobile phones, electronic devices and components, etc. For further information, please visit SANYO’s web site at http://www.global-sanyo.com/.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings;

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PRESS RELEASE

June 22, 2006

16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; and 21) the impact of changes in government policies, laws or regulations; as well as 22) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.”

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

Nokia, Americas
Press Desk
Tel. +1 972 894 4573
E-mail: communications.corp@nokia.com

SANYO
Corporate Communications
Tel. +81 3 3837 6207
Fax +81 3 3837 6381

Investor Enquiries:

Nokia
Investor Relations, Europe
Tel. +358 7180 34927

Investor Relations US
Tel. +1 914 368 0555

www.nokia.com

2

PRESS RELEASE

June 22, 2006

Nokia decides not to go forward with Sanyo CDMA partnership and plans broad restructuring of its CDMA business

Result of planned restructuring expected to have a positive impact on operating margins

Espoo, Finland - Nokia announced today that it will not be forming the new CDMA device company with SANYO it preliminarily announced on February 14, 2006. Nokia decided not to pursue its earlier plan as it concluded the terms and conditions of the proposed partnership were not satisfactory and in the best interests of Nokia’s long term success. In addition to an already financially prohibitive CDMA ecosystem in general, recent developments may indicate that the CDMA emerging markets business case is looking more challenging.

Moving forward, Nokia intends to selectively participate in key CDMA markets, with special focus on North America. Nokia plans to ramp down its own CDMA R&D and manufacturing by April 2007. Nokia is evaluating opportunities to leverage its existing CDMA product development infrastructure and assets in profitable parts of the business.

“We feel it would not be in our best interests to make an agreement that proved to be less beneficial than originally anticipated,” said Kai Öistämö, Executive Vice President, Nokia, Mobile Phones. “After exploring all available opportunities and making every effort to create a sustainable CDMA business, this is our only viable option.”

The company’s preliminary estimate for the planned restructuring charge is EUR 150 million in the third quarter 2006. Nokia expects that the result of the planned restructuring of the CDMA business would have a positive impact on Nokia operating margins.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well

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PRESS RELEASE

June 22, 2006

as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; and 21) the impact of changes in government policies, laws or regulations; as well as 22) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.”

Media and Investor Enquiries:

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

Nokia, Americas
Press Desk
Tel. +1 972 894 4573
E-mail: communications.corp@nokia.com

Investor Relations, Europe
Tel. +358 7180 34927

Investor Relations US
Tel. +1 914 368 0555

www.nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2006	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel